

भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग ... बांड विभाग,
म... र्यालय,
स्टे... वन,
मा... मार्ग,
मुंब... 21.



05009566

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

FILE NO. 82.4524

क्रमांक / No. : दिनांक / Date :

CO/S&B/VR/2005/ ~~1799~~ 1805 01-07-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : PAYMENT OF DIVIDEND

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/1797 dated the July 1ST, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)

Encl. : a/a.

PROCESSED
JUL 11 2005
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JUL 07 2005
WASH. D.C.
192
SECTION

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक

State Bank of India

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/ 1797 दिनांक / Date : 01-07-2005

Dear Sir,

LISTING AGREEMENT
PAYMENT OF DIVIDEND

In terms of Clause 21 of the Listing Agreement, we have to advise that the Central Board of the Bank in its meeting held on the 20th May, 2005, declared payment of dividend @ Rs.12.50 per share Accordingly, the dividend warrants will be issued and will bear the date of the 26th July, 2005 and will be payable at par at all the branches of the Bank up to the amount of Rs.25,000/- and at the undernoted specified Branches for the amount exceeding Rs.25,000. In this connection, we may add that only 1,298 warrants of the amount exceeding Rs.25,000/- will be issued constituting of 0.24% of the total shareholder folios of 5.34 lacs.

Sr. No.	Branch	Sr. No.	Branch
1.	Ahmedabad Main Branch	24	Lonavala
2	Aurangabad	25	Lucknow
3	Bhavnagar	26	Ludhiana
4	Bhopal	27	Moradabad
5	Bhuwana (RAJ)	28	Mumbai
6	Bhuye (MAH)	29	Nagpur
7	Chandigargh	30	New Delhi
8	Chennai	31	Noida, Surajpur
9	Cochin	32	Panipat
10	Coimbatore	33	Patiala
11	Durgapur (WB)	34	Pondicherry
12	Edayanchavadi (TN)	35	Pune
13	Ferozpur	36	Rajkot
14	Gurgaon	37	Raopura, Baroda
15	Hapur (UP)	38	Shillong
16	Howrah (WB)	39	Solapur
17	Hyderabad	40	Thane
18	Indore	41	Trivandrum
19	Jaipur	42	Udyognagar (GUJ)
20	Kanpur	43	Vagad (GUJ)
21	Karnal	44	Vashi
22	Kolkata	45	Yavatmal
23	Kovilpatti (TN)		

2. Kindly acknowledge receipt

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)




SEC MAIL PROCESSING SECTION
RECEIVED
JUL 07 2005
WASH, D.C.
192

हिंदी मे पत्राचार का हम स्वागत करते है. हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.